December 20, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance

Mail Stop 3561

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Beverly A. Singleton

Re:	Cornerworld Corporation (the “Company”)
Amendment No. 1 to

Form 8-K (“Form 8-K”)

Filed December 10, 2007

File No. 333-128614

Dear Ms. Singleton:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 13, 2007, addressed to Mr. Scott Beck, the Company’s President, with respect to the Company’s filing of Form 8-K.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended Form 8-K accordingly.

1.

Please amend the Item 4.01 Form 8-K, initially filed on December 10, 2007, to specifically disclose and discuss the disagreement identified by the Former Accountants in the Exhibit 16.1 letter. Your revised disclosures should also acknowledge whether or not the Exhibit 16.1 information is accurate, and if not, expand to describe those areas where you disagree with their disclosures. Also, an updated Exhibit 16.1 letter from the Former Accountants should be flied with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures.

Response:

The Company has amended its disclosure in the Form 8-K to discuss the disagreement identified by the Former Accountants in Exhibit 16.1 to the Form 8-K, filed on December 10, 2007. The Company has indicated their agreement with Exhibit 16.1, with exception to the dates on which the audit was conducted as well as the period covered by the 10-KSB, as indicated in the revised disclosure. Additionally, the Former Accountants have filed an updated Exhibit 16.1, indicating their agreement with our revised disclosure.

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2.

Please file an Item 4.02 Form 8-K immediately, disclosing the non-reliance on previously issued financial statements or a related audit report. Your disclosures should comply with the guidance given in the Instructions to Items 4.02(b) and (c) of Form 8-K, whereby the Former Accountants advised you that corrected disclosures should be made or action should be taken. Also, please tell us supplementally why you did not file an Item 4.02 Form 8-K related to this matter, as such form was required to be filed within 4 business days after the occurrence of the event.

Response:

The Company did not previously file an Item 4.02 Form 8-K as it believed it to be unnecessary, given that the Company’s prompt amendments to its previous SEC filings provided the appropriate revised disclosures. Specifically, the result of the disagreement between the Company the Former Accountant only affected the Company’s financial results for the period ended October 31, 2007, as indicated in the Subsequent Events section of From 10-KSB filed on August 14, 2007, and in the Form 8-KSB, filed on August 17, 2007. Accordingly, per the Former Accountant’s request, the Company immediately amended these filings on September 27, 2007 to reflect the accurate events with respect to any incorrect disclosure. Moreover, the accurate financial statements have been filed in the Company’s Form 10-QSB for the period ended October 31, 2007.

Notwithstanding the above, the Company has filed an Item 4.02 Form 8-K, disclosing the non-reliance on previously issued financial statements.

3.

Please explain to us supplementally, the disclosure in the third paragraph of the Exhibit 16.1 letter from the Former Accountants that “We were engaged to audit the June 30, 2007 financial statements of the Registrant.” In this regard, tell us why this two month period (i.e., the months of May 2007 and June 2007, subsequent to your fiscal year ended April 30, 2007) would require an audit. It is unclear how this period reconciles with the disclosure in the fourth paragraph of the Exhibit 16.1 letter that the Former Accountants performed a review of the July 31, 2007 financial statements (i.e., the 1~ quarterly period subsequent to the fiscal year ended April 30, 2007). Please reconcile the disclosure as to why an audit of June 30, 2007 would be necessary and advise whether audit or review procedures had been done for this two month period. In addition, explain to us if the reference to the May 31, 2007 Form 10-KSB is correct, or whether instead, it should reference the April 30, 2007 Form l0-KSB. To the extent the information as to audit period and dates contained in the third and fourth paragraphs of the Exhibit 16.1 letter are incorrect, please have your Former Accountants address any needed revision in their updated Exhibit 16.1 letter to be flied with the above requested amendment to the Item 4.01 Form 8-K.

Response:

As indicated in the revised disclosure of the amended Form 8-KSB, the Exhibit 16.1 previously filed by the Former Accountant included an erroneous date with respect to the Company’s audit and the period covered by the 10-KSB.  The Former Accountant audited the April 30, 2007 financial statements, and there was no audit for the periods ended June 30, 2007 or May 31, 2007. The Company’s revised Item 4.01 discloses the correct dates with respect to the above, and the Former Accountant has filed a revised Exhibit 16.1 agreeing with the Company’s revised disclosure.

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If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman

Richard A. Friedman

cc: Mr. Scott Beck,

President

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